# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Q32 Bio Inc., CIK 0001661998
CUSIP: 746964105
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 830 Winter Street, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 02/18/2026
Amends the filing with accession number 0000947871-24-000321
Filed by CIK 0001055951
Persons authorized to receive notices and communications: OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Capital GP VII LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400

## Reporting persons
- ORBIMED ADVISORS LLC (CIK 0001055951): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,252,987; sole dispositive power 0; shared dispositive power 2,252,987; aggregate amount beneficially owned 2,252,987 (15.4% of the class)
- ORBIMED CAPITAL GP VII LLC (CIK 0001760648): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,252,987; sole dispositive power 0; shared dispositive power 2,252,987; aggregate amount beneficially owned 2,252,987 (15.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK
Name of issuer: Q32 Bio Inc.
Address of issuer's principal executive offices: 830 Winter Street, Waltham, Massachusetts (MA), 02451
Comment: This Amendment No. 1 ("Amendment No. 1") to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC ("OrbiMed Advisors") and OrbiMed Capital GP VII LLC, ("OrbiMed GP") (collectively, the "Reporting Persons") originally filed with the Securities and Exchange Commission (the "SEC") on March 28, 2024. This Amendment No. 1 is being filed to report that the beneficial ownership of the outstanding Shares held by the Reporting Persons decreased by more than 1% as a result of an increase in the number of Shares outstanding.

## Item 2. Identity and Background
Name of person filing:
OrbiMed Advisors is a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended.
OrbiMed GP is a limited liability company organized under the laws of Delaware.
Carl L. Gordon is a United States citizen.
Sven H. Borho is a German and Swedish citizen.
W. Carter Neild is a United States citizen.
Geoffrey C. Hsu is a United States citizen.
C. Scotland Stevens is a United States citizen.
David P. Bonita is a United States citizen.
Peter A. Thompson is a United States citizen.
Matthew S. Rizzo is a United States citizen.
Mona Ashiya is a United States citizen.
Trey Block is a United States citizen.
Residence or business address: 601 Lexington Avenue, 54th Floor, New York, New York 10022.
Present principal occupation or employment:
OrbiMed Advisors is the managing member or general partner of certain entities as more particularly described in Item 6 below.
OrbiMed GP is the general partner of a limited partnership as more particularly described in Item 6 below.
Carl L. Gordon is a member of OrbiMed Advisors.
Sven H. Borho is a member of OrbiMed Advisors.
W. Carter Neild is a member of OrbiMed Advisors.
Geoffrey C. Hsu is a member of OrbiMed Advisors.
C. Scotland Stevens is a member of OrbiMed Advisors.
David P. Bonita is a member of OrbiMed Advisors.
Peter A. Thompson is a member of OrbiMed Advisors.
Matthew S. Rizzo is a member of OrbiMed Advisors.
Mona Ashiya is a member of OrbiMed Advisors.
Trey Block is the Chief Financial Officer of OrbiMed Advisors.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Item 2(a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer's capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following disclosure is based upon 14,629,463 outstanding Shares, as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on March 1, 2026.

As of the date of this filing, OrbiMed Private Investments VII, LP ("OPI VII"), a limited partnership organized under the laws of Delaware, holds 2,252,987 Shares constituting approximately 15.4% of the issued and outstanding Shares. OrbiMed GP is the general partner of OPI VII pursuant to the terms of the limited partnership agreement of OPI VII, and OrbiMed Advisors is the managing member of OrbiMed GP pursuant to the terms of the limited liability company agreement of OrbiMed GP. As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the Shares held by OPI VII and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VII. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VII.

In addition, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreements of OPI VII, caused OPI VII to enter into the agreements referred to in Item 6 below.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) is incorporated by reference herein.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed GP is the general partner of OPI VII pursuant to the terms of the limited partnership agreement of OPI VII. Pursuant to this agreement and relationship, OrbiMed GP has discretionary investment management authority with respect to the assets of OPI VII. Such authority includes the power to vote and otherwise dispose of securities held by OPI VII. The number of outstanding Shares of the Issuer attributable to OPI VII is 2,252,987. OrbiMed GP, pursuant to its authority under the limited partnership agreement of OPI VII, may be considered to hold indirectly 2,252,987 Shares.

OrbiMed Advisors is the managing member of OrbiMed GP pursuant to the terms of the limited liability company agreement of OrbiMed GP. Pursuant to this agreement and relationship, OrbiMed Advisors and OrbiMed GP have discretionary investment management authority with respect to the assets of OPI VII. Such authority includes the power of OrbiMed GP to vote and otherwise dispose of securities held by OPI VII. The number of outstanding Shares attributable to OPI VII is 2,252,987 Shares. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreement of OrbiMed GP, may also be considered to hold indirectly 2,252,987 Shares.

Diyong Xu ("Xu"), an employee of OrbiMed Advisors, is a member of the Board of Directors of the Issuer and, accordingly, OrbiMed Advisors and OrbiMed GP may have the ability to affect and influence control of the Issuer. From time to time, Xu may receive stock options or other awards of equity-based compensation pursuant to the Issuer's compensation arrangements for non-employee directors. Pursuant to an agreement with OrbiMed Advisors and OrbiMed GP, Xu is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to OrbiMed Advisors and OrbiMed GP, which will in turn ensure that such securities or economic benefits are provided to OPI VII.

Registration Rights Agreement

Pursuant to the Subscription Agreement OPI VII entered into with Admirx, Inc. ("Legacy Q32" and such Subscription Agreement, the "Subscription Agreement"), on March 25, 2024, Legacy Q32 and the investors in the transaction resulting in OVI VII's purchase of 8,852,000 Shares immediately prior to the consummation of the Merger pursuant to the Subscription Agreement (the "Pre-Closing Financing"), including OPI VII entered into a registration rights agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, among other things, Legacy Q32 agreed to register for resale certain shares of its common stock held by such investors from time to time, including Shares issued in the Issuer's merger with Homology Medicines, Inc. (the "Merger") in exchange for the shares of Legacy Q32 common stock issued in the Pre-Closing Financing.

Pursuant to the Registration Rights Agreement, the Issuer is obligated to prepare and file a shelf registration statement covering the resale of covered Shares within 45 calendar days following the closing of the Merger, subject to certain exceptions, pursuant to Rule 415 of the Securities Act of 1933, as amended (the "Securities Act"). The Issuer also agreed to use its reasonable best efforts to keep such registration statement continuously effective under the Securities Act until the earlier of the date that all registrable securities covered by such registration statement (i) have been sold, thereunder or pursuant to Rule 144 of the Securities Act or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 of the Securities Act and without the requirement for the Issuer to be in compliance with the current public information requirement under Rule 144 of the Securities Act. The Registration Rights Agreement also provides that the Issuer will pay certain expenses of the securityholders and indemnify the applicable securityholders against certain liabilities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

1. Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed Capital GP VII LLC

2. Registration Rights Agreement, dated March 25, 2024, by and among Q32 Bio Operations Inc. (formerly Q32 Bio Inc.) and certain parties thereto (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed with the SEC on March 27, 2024 (File No. 001-38433)).

## Signatures
- ORBIMED ADVISORS LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member (03/12/2026)
- ORBIMED CAPITAL GP VII LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member of OrbiMed Advisors LLC (03/12/2026)